



SEC 05043487 ISSION

AM 8-29-2005

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 2 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 30, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MASON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11800 Sunrise Valley Drive, Suite 550
(No. and Street)

Reston, Virginia 20191
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott S. George (703) 716-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cocke, Szpanka & Taylor, CPAs, PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Drive, Reston, Virginia 20191
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 2 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

am 8/31/05

OATH OR AFFIRMATION

I, Scott S. George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mason Securities, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to me, in my presence, 19 day of August, 2005, a Notary Public in and for the Commonwealth of Virginia.

Notary Public

My Commission Expires 28 Feb 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

MASON SECURITIES, INC.

RESTON, VIRGINIA

June 30, 2005 and 2004

CONTENTS


CS&T

COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA

Principals

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA
Mark A. Watts, CPA

Independent Auditor's Report

Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have audited the accompanying statements of financial condition of Mason Securities, Inc. as of June 30, 2005 and 2004, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mason Securities, Inc. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cocke, Szpanka & Taylor, CPAs, PC

August 4, 2005

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

STATEMENTS OF FINANCIAL CONDITION

MASON SECURITIES, INC.

	June 30 2005	June 30 2004
ASSETS		
CURRENT ASSETS		
Cash	$ 52,252	$ 19,675
Concessions and commissions receivable	764	65,380
Due from related party	337,701	305,566
Prepaid expense	8,567	5,853
TOTAL CURRENT ASSETS	399,284	396,474
PROPERTY AND EQUIPMENT		
Office equipment, net of accumulated depreciation of $21,501 and $21,335	15	518
DEPOSIT	25,000	25,000
	$ 424,299	$ 421,992
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Withholdings payable	$ 6,927	$ 10,354
Commissions payable	10,333	14,710
TOTAL CURRENT LIABILITIES	17,260	25,064
STOCKHOLDER'S EQUITY		
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	25,599	25,599
Retained earnings	381,439	371,328
	407,039	396,928
	$ 424,299	$ 421,992

See notes to financial statements.

STATEMENTS OF INCOME

MASON SECURITIES, INC.

	Year Ended June 30	
	2005	2004
INCOME		
Concession and commission income	$ 790,484	$ 712,926
Interest income	225	235
	790,709	713,161
EXPENSES		
Operating expenses	309,721	280,160
Management fees	335,742	279,722
Commission expense	135,135	114,072
	780,598	673,954
NET INCOME	$ 10,111	$ 39,207

See notes to financial statements.

STATEMENTS OF STOCKHOLDER'S EQUITY

MASON SECURITIES, INC.

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, JUNE 30, 2003	1	25,599	333,220	358,820
Prior Period Adjustment			(1,099)	(1,099)
Net income for the year			39,207	39,207
BALANCE, JUNE 30, 2004	$ 1	$ 25,599	$ 371,328	$ 396,928
Net income for the year			10,111	10,111
BALANCE, JUNE 30, 2005	$ 1	$ 25,599	$ 381,439	$ 407,039

See notes to financial statements.

STATEMENTS OF CASH FLOWS

MASON SECURITIES, INC.

	Year Ended June 30	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 10,111	$ 39,207
Charge to expenses not affecting cash:		
Depreciation	503	606
Effect of changes in income and expense accruals:		
Concessions and commissions receivable	64,616	(20,323)
Prepaid expenses	(2,714)	(535)
Accounts payable	(3,427)	1,225
Commission payable	(4,377)	5,843
NET CASH FLOW FROM OPERATING ACTIVITIES	64,712	26,023
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in due from related party	(32,135)	(62,104)
NET INCREASE (DECREASE) IN CASH	32,577	(36,081)
Cash, beginning of year	19,675	55,756
CASH, END OF YEAR	$ 52,252	$ 19,675

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

June 30, 2005 and 2004

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Mason Securities, Inc. (the Corporation), a wholly owned subsidiary of Mason International, Inc. (the Parent), is a securities brokerage firm providing its customers with brokerage services to trade mutual funds, limited partnerships and individual stocks and bonds. The Corporation's clients are individuals throughout the United States. The Corporation does not have custody of client accounts or hold securities. Securities are held by third parties and transactions are cleared through a clearing company.

The Corporation qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Corporation uses accrual basis accounting for financial statement purposes and cash basis accounting for income tax reporting. A consolidated income tax return is filed with the Parent.

The Corporation considers securities with maturities of three months or less, when purchased, to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation records 12b-1 trailer commission revenue when received rather than earned. The commission revenue will fluctuate depending upon the volume of trades involving loaded mutual funds. Total trailer commission revenue for the years ended June 30, 2005 and 2004 was $675,226 and $531,543 respectively.

Office equipment is recorded at cost. Depreciation is calculated under the straight-line method over the estimated useful life of the related assets. Total depreciation expense for the fiscal years ended June 30, 2005 and 2004 was $503 and $606, respectively.

NOTE B - INCOME TAXES

No provision for income taxes has been provided in these statements as the Parent, by agreement, is responsible for any tax liability of the consolidated group.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

June 30, 2005 and 2004

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Corporation had no liabilities which were subordinated to general creditors at either June 30, 2005 or 2004.

NOTE D - RELATED PARTY TRANSACTIONS

Mason Associates, Inc., a sister corporation, is paid management fees for providing all management services to the Corporation. The current method of determining management fees is based on revenue. As a result of transactions and short-term loans between these related entities, Mason Associates, Inc. owed the Corporation $337,701 and $305,566 as of June 30, 2005 and 2004, respectively.

In addition, Mason Associates, Inc. allocates certain office and employee benefits expenses to the Corporation. Total expenses allocated to the Corporation for the years ended June 30, 2005 and 2004 were $16,534 and $16,751, respectively.

Mason Securities, Inc. and Mason Associates, Inc. are wholly owned subsidiaries of Mason International, Inc.

NOTE E - OFFICE LEASE

The Corporation leases office space on a month to month basis from the Parent Corporation. The monthly lease payments of $4,033 include office services. Rent expense for the years ended June 30, 2005 and 2004 was $48,402 each year, all of which was paid to the Parent Corporation.

NOTE F - PROFIT SHARING PLAN

The Corporation provides a salary reduction/profit sharing plan under the provisions of Internal Revenue Code section 401(k). The plan covers all full time employees who have completed three months of service. Contributions to the 401(k) plan by the Corporation are matched at one-half of the employee contribution to a maximum amount of 3% of salary deferred. During the years ended June 30, 2005 and 2004, the Corporation made contributions to the plan of $4,989 and $8.763, respectively.

NOTE G - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Corporation's aggregate indebtedness, whichever is greater.

The Corporation's aggregate indebtedness to net capital ratio was .2841 to 1. At June 30, 2005, the Corporation had net capital of $60,757, which was $55,757 in excess of its required net capital of $5,000.

OTHER FINANCIAL INFORMATION

MASON SECURITIES, INC.

RESTON, VIRGINIA

June 30, 2005

Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA



COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

Principals

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA
Mark A. Watts, CPA

Independent Auditor's Report On Other Financial Information

Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have audited the accompanying financial statements of Mason Securities, Inc. as of and for the years ended June 30, 2005 and 2004 and have issued our report thereon dated August 4, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cocke, Szpanka & Taylor, CPAs, PC

August 4, 2005

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

COMPUTATION OF NET CAPITAL

MASON SECURITIES, INC.

June 30, 2005

Total stockholder's equity		$ 407,039
Deduct: non-allowable assets		(346,282)
	NET CAPITAL	$ 60,757

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

MASON SECURITIES, INC.

June 30, 2005

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Mason Securities, Inc. for the year ended June 30, 2005.

DIFFERENCES WITH FOCUS REPORT	$ 0

See auditor's report on other financial information.

Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA



COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

Principals

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA
Mark A. Watts, CPA

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Mason Securities, Inc.
Reston, Virginia

In planning and performing our audit of the financial statements of Mason Securities, Inc. (the Corporation) for the year ended June 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Corporation in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Cocke, Szpanka & Taylor, CPAs, PC

August 4, 2005

INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3

MASON SECURITIES

June 30, 2005

The Corporation qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.